                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                                           SEC FILE NUMBER
                                                           1-11968
                                                           CUSIP NUMBER
(Check One):                                               78636P 10 2

[X] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K [_] Form 10-Q and Form 10-QSB [_] Form N-SAR
                      For Period Ended: December 31, 1997
                                        -----------------
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:................................................

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: That portion of the Management's
                                               --------------------------------
Discussion and Analysis comparing the fiscal year ended December 31, 1996 to the
--------------------------------------------------------------------------------
fiscal year ended December 31, 1997
-----------------------------------

PART I - REGISTRANT INFORMATION

Saf T Lok Incorporated
--------------------------------------------------------------------------------
Full Name of Registrant

RGB Computer and Video Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

18245 S.E. Federal Highway
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Tequesta, Florida 33469
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

During 1997 and early 1998, Saf T Lok Incorporated raised capital in a series of complex transactions. In addition, Saf T Lok Incorporated recently received accounting comments from the Securities and Exchange Commission on the recently-filed registration statement on Form S-1 which gives the Company guidelines as to the matters that must be addressed in the Management's Discussion and Analysis of the Form 10-K. As a result, the Company will delay the filing of the Management's Discussion and Analysis portion of its Form 10-K comparing the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997 in order to allow time for the Company to incorporate the comments it received from the Securities and Exchange Commission, to properly incorporate the accounting for all of the non-cash expenses incurred by the Company in 1997 in connection with these financing transactions and the compensation to consultants and employees and to adequately evaluate and explain the complex accounting treatment given to stock options and stock purchase warrants issued in connection with those activities.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
John L. Gardner, Saf T Lok Incorporated            (561) 743-5625
--------------------------------------------------------------------------------
(Name)                                             (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                          [X] Yes    [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes    [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations are set forth in the financial statements filed as a part of the Company's Form 10-K for the fiscal year ended December 31, 1997.

--------------------------------------------------------------------------------

                             Saf T Lok Incorporated
                             ----------------------
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 16, 1997                   By:  /s/ John L. Gardner
                                          --------------------------------------
                                                John L. Gardner,
                                                President and Chief Executive
                                                  Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange

     Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).